UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCHROCK INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03957W106

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03957W106

1	Names of Reporting Persons Harvest Fund Advisors LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Owned by Each Reporting Person	5	Sole Voting Power 7,256,860
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,256,860
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,256,860
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.8%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 03957W106

1	Names of Reporting Persons Eric M. Conklin
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Owned by Each Reporting Person	5	Sole Voting Power 7,256,860
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,256,860
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,256,860
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.8%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a) Name of Issuer: Archrock Inc.

(b) Address of Issuer’s Principal Executive Offices: 9807 Katy Freeway, Suite 100, Houston, Texas 77024

Item 2.

(a) Name of Person Filing:

This Statement is being filed on behalf of Harvest Fund Advisors LLC (“HFA”) and Eric M. Conklin (each a “Reporting Person”, and collectively, the “Reporting Persons”). Mr. Conklin is the Managing Partner and Chair of the Investment Committee of HFA.

(b) Address of Principal Business Office or, if None, Residence:

The principal business address of each Reporting Person is 100 W. Lancaster Avenue, Suite 200, Wayne, PA 19087.

(c) Citizenship:

Harvest Fund Advisors LLC is a Delaware limited liability company. Mr. Conklin is a citizen of the United States of America.

(d) Title and Class of Securities: Common Stock, $0.01 par value

(e) CUSIP No.: 03957W106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 7,256,860

(b)	Percent of Class: 4.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,256,860

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,256,860

(iv)	Shared power to dispose or to direct the disposition of: 0

The number of shares or the percentage relating to beneficial ownership of Common Stock held by the Reporting Persons is based on 151,909,911 shares of Common Stock outstanding as of October 22, 2019 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

This filing reflects the securities beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group Inc. (the “HFA Business”). In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by The Blackstone Group Inc. and its affiliates, other than those comprising the HFA Business, whose ownership of securities is disaggregated from that of the HFA Business in accordance with the Release.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The securities as to which this Schedule is filed are owned of record by clients represented by Harvest Fund Advisors LLC. Those clients each have the right to receive, or the power to direct the receipt of, dividends from, and the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

HARVEST FUND ADVISORS LLC

By:	/s/ Anthony Merhige
Name:	Anthony Merhige
Title:	Senior Managing Director

ERIC M. CONKLIN

By:	/s/ Anthony Merhige
Name:	Anthony Merhige
Title:	Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement (incorporated by reference to Schedule 13G filed on February 14, 2019)

Exhibit B	Power of Attorney granted by Eric M. Conklin (incorporated by reference to Schedule 13G filed on February 14, 2019)